Form 144
1 (a) Name of issuer:
SCBT Financial Corporation
1 (b) IRS Ident. No.
57-0799315
1 (c) SEC File No.
001-12669
1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539
2(a) Name of person for whose account the securities are to be sold
Patrick R. Vanhuss & Susie H. Vanhuss
2(b) Relationship to Issuer
Other- Former Director
2(c) Address Street
1637 Tanglewood Road Columbia, SC 29204-3305
3(a) Title of Class of securities to be sold
Common Stock
3(b) Name and address of each broker through
whom the sec are to be offered/each market maker who is acquiring the securities Merrill Lynch Attn: Matthew Swinney
1224 Sumter Street Columbia, SC 29201
3(c) Number of shares or other units to be sold
4,120
3(d)Aggregate Market Value
$167,791.17
3(e) Number of shares or other units outstanding
15,093,603
3(f) Approximate Date of Sale
9/6/2012
3(g) Name of each securities exchange
NASDAQ
Table I  Securities to be Sold
Title of the Class:
Common Stock
Date you acquired:
1/3/05
5/2/05
5/1/06
5/1/07
5/1/08
5/1/09
7/27/05
2/27/05
5/5/06
12/4/06
12/4/06
Nature of Acquisition Transaction

Vested Restricted Stock
Vested Restricted Stock
Vested Restricted Stock
Vested Restricted Stock
Vested Restricted Stock
Vested Restricted Stock
Open Market Purchase
Open Market Purchase
Open Market Purchase
Open Market Purchase
Open Market Purchase

Name of Person from Whom Acquired:
SCBT Financial Corporation
SCBT Financial Corporation
SCBT Financial Corporation
SCBT Financial Corporation
SCBT Financial Corporation
SCBT Financial Corporation
Amount of Securities Acquired:
420
210
210
200
805
1,329
200
300
300
100
46

Date of Payment:
1/3/06
5/2/06
5/1/07
5/1/08
5/1/09
5/1/10
7/27/05
2/27/06
5/5/06
12/4/06
12/4/06

Nature of Payment:
Service
Service
Service
Service
Service
Service
Cash
Cash
Cash
Cash
Cash
Table II  Securities sold during past 3 months:
N/A